Exhibit 21.1

Significant Subsidiaries of Akanda Corp.

The following corporations are wholly owned subsidiaries of Akanda Corp:

Subsidiary	Jurisdiction
Canmart Limited	England and Wales
Cannahealth Limited	Malta
Bophelo Holdings Ltd.	United Kingdom
Bophelo Bio Science and Wellness (Pty) Ltd.*	Lesotho
Holigen Holdings Limited	Malta
RPK Biopharma Unipessoal, LDA	Portugal
1371011 BC Ltd	Canada

*	Bophelo Bio Science and Wellness (Pty) Ltd.is in the process of being liquidated.